Exhibit 12

LEGG MASON, INC. AND SUBSIDIARIES

Computation of Consolidated Ratios of Earnings to Combined Fixed Charges

(Dollars in thousands)

	Three Months Ended	Years Ended March 31,
	June, 2006	2006	2005	2004	2003	2002
Earnings from continuing operations before income tax provision	$ 252,983	$ 715,462	$ 470,758	$ 301,563	$ 181,202	$ 168,248
Fixed Charges:
Interest expense	16,180	52,648	44,765	44,734	52,654	47,010
Portion of rental expenses representative of interest factor*	3,992	15,969	9,237	7,736	7,734	6,763
Earnings available for fixed charges	$ 273,155	$ 784,079	$ 524,760	$ 354,033	$ 241,590	$ 222,021
Fixed Charges:
Interest expense	$ 16,180	$ 52,648	$ 44,765	$ 44,734	$ 52,654	$ 47,010
Portion of rental expense representative of interest factor*	3,992	15,969	9,237	7,736	7,734	6,763
Total Fixed Charges	$ 20,172	$ 68,617	$ 54,002	$ 52,470	$ 60,388	$ 53,773
Consolidated ratio of earnings to combined fixed charges	13.5	11.4	9.7	6.7	4.0	4.1

* The portion of rental expense representative of interest factor is calculated as one third of the total of Rent, Marketing Data Services, Maintenance, DP Service Bureau and Equipment Rental expenses.